File No. 82-4991

07022919

082-03023

RECEIVED
2007 APR 25 A 10:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GOLDEN HOPE
MINES LIMITED

PPL

NEWS RELEASE

GOLDEN HOPE PROVIDES EXPLORATION UPDATE
Geophysics Identifies Numerous Exploration Targets

Toronto, ON – April 18, 2007: **GOLDEN HOPE MINES LTD. (GNH: TSX-V; GOLHF - PK)** is pleased to report the results of its recent high resolution aeromagnetic surveys over the North Zone, Champagne and Timmins area as well as over Lac Etchemin in the western part of the Company's, wholly-owned, Bellechasse Gold Project in Quebec. Helicopter-borne surveys were conducted for total magnetic intensity, measured vertical gradient and VLF (total field and quadrature), which have helped to identify prime prospecting ground on the project, including several interesting new exploration targets.

The airborne survey, conducted by Geophysics GPR International Inc. of Longueuil, Québec, indicates a common, north-south, deep-seated control of mineralization for both the Timmins and Champagne showings. The Company believes that the portion of the Bellechasse property covering this large structural feature is prime prospecting ground.

The helicopter survey covered 1331 line kilometers using a towed, drag-oriented platform. Flying at a maximum speed of 50 km/hr, the survey used 75 m spacing on lines oriented NW – SE (N45W.) The two blocks being examined were centered over the St-Magloire area (North Zone, Champagne sulphide zone and the Timmins and its associated gold zones) and over Lac Etchemin near the western end of Golden Hope's Bellechasse property.

One of the objectives of this survey was to enhance definition of the structural contours evident from older, public aeromagnetic Federal aeromagnetic data sets covering the Province of Québec, as well as more detailed provincial surveys executed in the Beauce, Bellechasse and La Malbaie areas. By flying lower and at slower speeds, the survey produced higher resolution data for both the Lac- Etchemin and the St-Magloire areas, which has helped to identify late stage intrusive events. In addition, these data are very useful for the interpretation of structural styles and the likely sequencing of tectonic events.

Following the geophysical survey, the company launched its 2007 exploration program, with a focus on the North Zone - Champagne - Timmins zone corridor. Thus far, over 20 targets have been defined. These will be investigated quickly by stripping or trenching, which will also assist in expanding the Company's understanding of the entire project area.

Regional Structural Features

PROCESSED
APR 30 2007
THOMSON
FINANCIAL

dlw 4/26

The South-eastern Quebec property covers an area of continental collision in which thrust faulting is common. Locally, this collision terrain is part of the Appalachian Mountain fold belt, a geological environment that is similar to that hosting such large gold deposits as the thrust-fault controlled Maruntau (140 million ounces Au), Bakyrchik (8 million ounces) and Vasilkovskoye (12 million ounces). Widespread gold mineralization has also been found between Bellechasse and west of the Chaudière River. However, previous prospecting efforts have focused on coarse gold deposits, rather than the less obvious, fine gold mineralization that is often characteristic of mega-deposits.

Golden Hope Mines Limited is a junior mining company focused on growing shareholder value through acquisition, exploration and development of potentially large-scale gold and base metal projects with both underground and open-pit mining potential. Golden Hope's projects are located in Quebec, Canada and in Maine, USA. The Bellechasse project includes the Timmins gold showing and the Champagne polymetallic massive sulphide (Zinc-Gold-Copper-Silver-Lead) deposit. The Maine property includes a polymetallic sulphide (Silver-Zinc-Lead-Copper) property. The Company is well capitalized and has assembled a team of expert geologists under the lead of James Tilsley P. Eng. to carry out the exploration program.

This press release has been reviewed and approved by James Tilsley P. Eng. of Golden Hope Mines Ltd., under whose directions the exploration program is being carried out. Mr. Tilsley is a Qualified Person as defined by National Instrument 43-101.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information regarding Golden Hope Mines Ltd., please refer to the Company's filings available on SEDAR (Http://www.sedar.com) or at the Company's Website (Http://www.goldenhopemines.com.)

Contacts:
Louis Hoel
President
416-521-6362

END